

June 2, 2011

Mr. Will Gardiner
Chief Financial Officer
CSR plc
Churchill House, Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ, England

> **Re:** **CSR plc**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-53684**

Dear Mr. Gardiner:

We have reviewed your response dated May 26, 2011 and related filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Exhibits 16, 17 and 18

1.   We acknowledge your response to comment 1. Please amend your Form 20-F to remove the UK audit report and to include the PCAOB audit reports in the body of the Form 20-F so that they accompany the financial statements.

2.   In a related matter, please amend your Form 20-F to remove the following statement included as footnote 4 to the Form 20-F cross reference guide on page 148/149: "The Company financial statements and the notes relating thereto (other than note 46) on pages 117 to 127 should not be considered to form part of the Annual Report on Form 20-F." To the extent you include the parent company information in a filed form with the Securities and Exchange Commission, all of the information is deemed filed.

        You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd at (202) 551-3605 if you have questions regarding these comments. You may also contact me at (202) 551-3676 with any other questions.

                                        Sincerely,

                                        Brian Cascio
                                        Accounting Branch Chief